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                                                                      EXHIBIT 99


                 COMMUNITY TRUST FINANCIAL SERVICES CORPORATION

                              3844 Atlanta Highway
                                 P.O. Box 1700
                             Hiram, Georgia  30141
                           Telephone:  (770) 445-1014
                           Facsimile:  (770) 443-3088

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Dear Shareholder:

     Community Trust Financial Services Corporation (the "Company") is pleased to provide its Dividend Reinvestment and Stock Purchase Plan (the "Plan") to you. Enclosed is a Prospectus describing the details of the Plan in a question and answer format.

     Your participation in the Plan is completely voluntary. If you would like to participate in the Plan, return the enclosed Authorization Card. If you decide not to participate in the Plan, no action is necessary, and you will continue to receive your dividends.

     If you elect to participate in the Plan, cash dividends paid on shares registered in your name for which you designate to be reinvested will automatically reinvest to purchase additional shares of the Company's common stock. A participant in the Plan may also obtain additional shares of common stock by making optional cash contributions. Participants will receive statements showing the transactions to their accounts.

     I encourage you to review the accompanying Prospectus which gives the details of the Plan and should answer most questions. If you have any additional questions, please call Registrar and Transfer Company, the Plan administrator, at 1-800-368-5948.

                                    Very truly yours,



                                    ______________________________
                                    Ronnie L. Austin
                                    President and Chief Executive Officer